

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 22, 2006

Mr. Bruce N. Huff
Chief Financial Officer
Far East Energy Corporation
400 N. Sam Houston Parkway East, Suite 205
Houston, TX 77060

      Re: Far East Energy Corporation
                Form 10-K for the Fiscal Year Ended December 31, 2005
                Filed March 14, 2006
                File No. 000-32455

Dear Mr. Huff:

      We have completed our review of your 2005 Form 10-K, and do not, at this time, have any further comments.

                                  Sincerely,

                                    Karl Hiller
                                    Branch Chief